December 11, 2006

Wynnefield Capital Management LLC
450 Seventh Avenue
Suite 509
New York, New York 10123
Attn: Nelson Obus

Dear Nelson:

This letter will memorialize our agreements concerning the Board of Directors (the “Board”) of The Allied Defense Group, Inc. (“ADG”). You have requested that we expand the Board and add Frederick G. Wasserman (“Wasserman”) thereto. We have met with Mr. Wasserman and agree that he would be a valuable addition to the Board.

Accordingly, we are willing to immediately expand the Board, to add Mr. Wasserman to the Board, and to include Mr. Wasserman as a company-nominee in the ADG proxy statement for the upcoming annual meeting of ADG stockholders (currently scheduled for January 25, 2007). However, the Board conditioned these actions on the agreements set forth below.

Specifically, we believe it appropriate that Wynnefield and its affiliates (“Wynnefield Group”) agree that during Mr. Wasserman’s tenure on the Board: (i) the Wynnefield Group will be deemed an “insider” of ADG; and (ii) the Wynnefield Group will be restricted with respect to the ADG securities transactions to the same extent as if you were a member of the Board. As we have discussed, each member of the Board is subject to ADG stock trading restrictions as set forth in Policy Letter Number 2, a copy of which is attached hereto.

Our offer to add Mr. Wasserman to the Board is further conditioned on the agreement of the Wynnefield Group to vote at the upcoming annual meeting all of its shares of ADG common stock in favor of the eight ADG management nominees to be included in the ADG proxy statement (i.e., Messrs. Peay, Marcello, Meyer, Hudson, Griffith, Decker, Ream and Wasserman) and to take no actions inconsistent with the election of these nominees.

Please sign the enclosed copy of this letter and return it to me evidencing the Wynnefield Group’s agreement with the foregoing. Upon receipt thereof, we will formally extend the Board seat to Mr. Wasserman and include him in the ADG proxy statement for the upcoming annual meeting.

Sincerely,

/s/ J. H. Binford Peay, III
J. H. Binford Peay, III

AGREED

Wynnefield Capital Management LLC

By: /s/ Nelson Obus
    Nelson Obus, Managing Member